Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 20, 2023 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 167th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/content/dam/tdcom/canada/about-td/pdf/td-investor-2023-proxy-en.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes	Votes Witheld	% Votes
			For		Withheld
	Cherie Brant	923,779,633	99.6	3,308,840	0.4
	Amy W. Brinkley	909,469,060	98.1	17,619,413	1.9
	Brian C. Ferguson	918,045,094	99.0	9,043,379	1.0
	Colleen A. Goggins	917,750,430	99.0	9,338,043	1.0
	David E. Kepler	920,304,297	99.3	6,784,012	0.7
	Brian M. Levitt	898,718,409	96.9	28,370,064	3.1
	Alan N. MacGibbon	921,291,993	99.4	5,796,480	0.6
	Karen E. Maidment	910,996,688	98.3	16,091,785	1.7
	Bharat B. Masrani	920,189,460	99.3	6,899,013	0.7
	Claude Mongeau	923,633,346	99.6	3,455,127	0.4
	S. Jane Rowe	920,267,000	99.3	6,823,138	0.7
	Nancy G. Tower	924,778,176	99.8	2,310,297	0.2
	Ajay Virmani	922,046,625	99.5	5,041,848	0.5
	Mary Winston	920,815,244	99.3	6,273,229	0.7

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	933,251,051	97.7	21,496,833		2.3

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	887,480,982	95.7	39,539,554		4.3

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5, 6, 7, 8 and 9 below:

4 .	Shareholder Proposal 1 - Financialization of Housing

	Votes For	% Votes For	Votes Against	% Votes Against
	156,988,625	16.9	767,015,042	82.7

	Votes Abstained*	% Votes Abstained
	3,175,807	0.3

5 .	Shareholder Proposal 2 - Privatization of Pollution Assets

	Votes For	% Votes For	Votes Against	% Votes Against
	96,106,583	10.4	791,928,906	85.4

	Votes Abstained*	% Votes Abstained
	39,051,448	4.2

6 .	Shareholder Proposal 3 - Advisory Vote on Environmental Policies

	Votes For	% Votes For	Votes Against	% Votes Against
	198,832,401	21.4	682,636,804	73.6

	Votes Abstained*	% Votes Abstained
	45,612,409	4.9

7 .	Shareholder Proposal 4 - Commitment to Oil and Gas Industry

	Votes For	% Votes For	Votes Against	% Votes Against
	9,492,278	1.0	910,297,769	98.2

	Votes Abstained*	% Votes Abstained
	7,293,293	0.8

8 .	Shareholder Proposal 5 - CEO to Median Employee Pay Ratio

	Votes For	% Votes For	Votes Against	% Votes Against
	114,669,685	12.4	771,590,475	83.2

	Votes Abstained*	% Votes Abstained
	40,819,113	4.4

9 .	Shareholder Proposal 6 - Disclosure of Transition Plan

	Votes For	% Votes For	Votes Against	% Votes Against
	217,657,020	23.5	659,159,764	71.1

	Votes Abstained*	% Votes Abstained
	50,266,736	5.4

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.